UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________________to __________________________
Commission file number 001-06351
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lilly Employee 401(k) Plan
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the “Plans”) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Financial Statements and Supplemental Schedules
December 31, 2018 and 2017 and for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Employee Benefits Committee

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plans’ auditor since at least 1990, but we are unable to determine the specific year.
Indianapolis, Indiana
June 24, 2019

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2018

		The Savings Plan for Lilly Affiliate Employees in Puerto Rico	Total (Unaudited - Memorandum Only)
	The Lilly Employee 401(k) Plan

Assets
Investments - Plan's interest in net assets of The Lilly Employee Savings Plan Master Trust: (Note 3)
Registered investment companies	$188,522,499	$2,426,348	$190,948,847
Self‑directed brokerage accounts	200,285,705	492,996	200,778,701
Eli Lilly and Company common stock	765,930,545	43,955,548	809,886,093
Interest in common/collective trusts	4,295,520,105	113,581,787	4,409,101,892
Synthetic GICs, at contract value	905,465,118	40,607,192	946,072,310
Accrued income and pending trades ‑ Sales	3,713,024	173,018	3,886,042
Accrued expenses and pending trades ‑ Purchases	(1,881,566)	(52,668)	(1,934,234)

Plan's total interest in The Lilly Employee Savings Plan Master Trust	6,357,555,430	201,184,221	6,558,739,651

Receivables:
Employer contribution	8,734,756	329,737	9,064,493
Notes receivable from participants	29,082,621	2,629,233	31,711,854
Total Receivables	37,817,377	2,958,970	40,776,347

Net assets available for benefits	$6,395,372,807	$204,143,191	$6,599,515,998

See notes to financial statements.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2017

		The Savings Plan for Lilly Affiliate Employees in Puerto Rico	Total (Unaudited - Memorandum Only)
	The Lilly Employee 401(k) Plan

Assets
Investments - Plan's interest in net assets of The Lilly Employee Savings Plan Master Trust:
Registered investment companies	$201,845,414	$3,579,357	$205,424,771
Self‑directed brokerage accounts	245,623,279	325,473	245,948,752
Eli Lilly and Company common stock	654,068,875	34,735,027	688,803,902
Interest in common/collective trusts	4,943,189,331	121,227,398	5,064,416,729
Synthetic GICs, at contract value	903,530,014	39,493,943	943,023,957

Plan's total interest in The Lilly Employee Savings Plan Master Trust	6,948,256,913	199,361,198	7,147,618,111

Receivables:
Employer contribution	9,422,264	390,828	9,813,092
Notes receivable from participants	33,464,590	2,991,916	36,456,506
Total Receivables	42,886,854	3,382,744	46,269,598

Net assets available for benefits	$6,991,143,767	$202,743,942	$7,193,887,709

See notes to financial statements.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2018
		The Savings Plan for Lilly Affiliate Employees in Puerto Rico	Total (Unaudited - Memorandum Only)
	The Lilly Employee 401(k) Plan

Additions:
Contributions:
Participants	$214,111,534	$7,443,065	$221,554,599
Employer	104,322,522	4,070,839	108,393,361

Total Contributions	318,434,056	11,513,904	329,947,960

Interest in The Lilly Employee Savings Plan Master Trust investment (loss)/income, net of administrative fees (Note 3)	(114,256,282)	4,739,997	(109,516,285)
Interest income on notes receivable from participants	1,396,396	126,242	1,522,638

Total Additions	205,574,170	16,380,143	221,954,313

Deductions:
Participant withdrawals	797,499,480	14,789,178	812,288,658
Administrative expenses	3,845,650	191,716	4,037,366
Total Deductions	801,345,130	14,980,894	816,326,024

Net (decrease)/increase	(595,770,960)	1,399,249	(594,371,711)

Net assets available for benefits
at beginning of year	6,991,143,767	202,743,942	7,193,887,709

Net assets available for benefits
at end of year	$6,395,372,807	$204,143,191	$6,599,515,998

See notes to financial statements.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements
December 31, 2018 and 2017

Note 1 - Description of the Plans
The accompanying financial statements comprise the employee savings plans of Eli Lilly and Company (the Company) and certain of the Company’s U.S. and Puerto Rico affiliates that participate as of the end of the stated period in The Lilly Employee Savings Plan Master Trust (the Master Trust).
General
The Lilly Employee 401(k) Plan (the 401(k) Plan) was established for the benefit of eligible employees of Eli Lilly and Company and participating subsidiaries and affiliated companies. The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Puerto Rico Plan) was established for the benefit of resident eligible employees of, and certain employees within, the Commonwealth of Puerto Rico.
The following description of the 401(k) Plan and the Puerto Rico Plan (collectively, the Plans) provides only general information. Special provisions may apply to certain employees at the Fort Dodge, Iowa site. Participants should refer to the applicable plan documents and the Plans’ summary plan descriptions for more complete information.
Alight Solutions, LLC is the recordkeeper of the Plans. The Company is the plan sponsor for the 401(k) Plan, and Lilly del Caribe, Inc. is the plan sponsor for the Puerto Rico Plan. The Employee Benefits Committee of the Company is the plan administrator for the Plans.
Full-time employees become eligible for participation in the Plans on the first day of employment. Seasonal, part-time, or other special-status employees must complete 1,000 hours of service within a 12-consecutive-month period to be eligible. The Plans allow for participant contributions from 1% to 50% of base compensation up to applicable regulatory limits. Participants have the option of enrolling in a program to increase their contribution rates automatically each year. Matching contributions by the Company are currently 100% of the employee contributions up to the 6% employee contribution level, subject to Internal Revenue Service (IRS) limits.
Contributions
Participants may designate that their contributions be invested in any of the investment options offered by the Plans.  In addition, participants generally can buy and sell investments offered by the Plans, including the Eli Lilly and Company common stock fund (the Company Stock Fund), and transfer money, vested or nonvested, from any of the investment options into and out of any of the other investment options.  Participants also are allowed to take payment of the Company Stock Fund dividends in lieu of having them reinvested in their participant accounts. Company matching contributions are allocated based on a participant’s investment elections for their own contributions.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

Vesting
All participants are vested immediately in their own contributions. All participants with two credited years of service are vested and eligible to receive 100% of the Company’s matching contributions. Forfeitures of approximately $1,377,000 for the 401(k) Plan were applied to decrease the Company’s contributions during 2018 for the 401(k) Plan. Forfeitures of approximately $57,500 were applied to decrease the Company’s contributions during 2018 for the Puerto Rico Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and a maximum of the least of (1) one-half of the amount of the participant’s vested account, (2) 90% of the portion of the participant’s account balance attributable to the participant’s pretax contributions and rollover account, and (3) $50,000 (all of which are reduced by any unpaid loan balance). The loans are collateralized by the participant’s vested account and bear interest at prime plus 1%. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Termination
The Plans are subject to and are intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and applicable IRS or Puerto Rico Treasury requirements. The Company has the right to terminate the Plans subject to the provisions of ERISA and the Plans, as established in the applicable plan documents. In the event the Plans are terminated, each participant’s account shall be nonforfeitable with respect to both the employee’s and the Company’s contributions, and the net assets are to be set aside for payment of withdrawals by participants.
Note 2 - Significant Accounting Policies
Memorandum‑Only Totals (Unaudited)

The memorandum‑only total column in the financial statements represents solely a total of the individual plans. This column is unaudited and is provided for information only.

New Accounting Pronouncements

During 2018, the Plans adopted Accounting Standards Update (ASU) No. 2017‑06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) ‑ Employee Benefit Plan Master Trust Reporting.  ASU No. 2017‑06 amends the existing master trust disclosures to require additional disclosures related to the Plans'

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

interest in the underlying investments of the Master Trust. The standard was applied retrospectively for all comparative periods presented. As a result, the financial information for the year ended December 31, 2017 has been restated. The adoption of the ASU did not have an impact on the net assets or changes in net assets for the plans.

During 2018, the Plans adopted ASU No. 2018‑13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. As a result of the adoption of ASU No. 2018‑13, the Plans primarily removed the requirement to disclose information about transfers, including amount and reason for transfers within the fair value hierarchy, and the policy for the timing of transfers between levels of the fair value hierarchy. This standard was adopted retrospectively. The adoption of this ASU did not have an impact on the Plans' net assets or changes in net assets.

Investment Valuation and Income Recognition
Investments held by the Plans are stated at fair value, except for fully benefit-responsive synthetic guaranteed investment contracts, as noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
The Master Trust invests in fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs), which are stated at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The accompanying financial statements have been prepared on the accrual basis of accounting.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

Note 3 - Master Trust
The Plans provide that both participant contributions and company-matching contributions be held in a trust by an independent trustee for the benefit of participating employees. During 2018 and 2017, Northern Trust Company served as trustee and maintained the accounting of the aggregate value of assets associated with each Plan participating in the Master Trust. The respective ownership interest of each Plan is determined using a unit-valuation method.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Investment income, including net appreciation/depreciation in fair value of investments and expenses, is allocated to the participating plans based upon their pro rata share of the net assets of the Master Trust.
Net investment loss of the Master Trust for the year ended December 31, 2018 is as follows:

Net realized and unrealized gains and losses on investments	$(152,140,758)
Interest income, net of expenses	13,496,472
Dividend income	29,128,001
Net investment loss	$(109,516,285)

The Master Trust holds synthetic GICs with third-party financial service institutions. The synthetic GICs are wrap contracts paired with an underlying investment portfolio of common/collective trust funds that invest in average-quality, short/intermediate-term, fixed-income securities. A synthetic GIC credits the holder’s account with a stated crediting rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the crediting rate applicable to the Plans on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuers of the wrap contract provide a guarantee that future adjustments to the crediting rate cannot result in a crediting rate less than zero.
The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the expected duration at the time of computation. The crediting rate is impacted by the change in the annual effective yield-to-maturity of the underlying securities but is also affected by the differential between the contract value and the market value of the covered investments.
Generally, contract value withdrawals will be made pro rata, based on the percentage of investments covered by each issuer. The terms of the wrap contracts generally provide for full contract value withdrawal only upon termination of the contract or total liquidation of the covered investments. Contract termination occurs

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plans the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plans to the extent necessary for the Plans to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice. However, such election by a contract issuer typically allows for a gradual asset risk wind-down generally over the portfolio’s duration and would maintain contract value on the Plans.
Certain events, including (1) certain amendments to the Plans' documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plans' sponsors or other Plans' sponsor events that cause a significant withdrawal from the Plans, and (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, limit the ability of the Plans to transact contract value withdrawals from the wrap contracts. The plan administrator believes that the occurrence of any such event which would limit the Plans’ ability to transact contract value withdrawals is not probable of occurring.
The synthetic GICs generally impose conditions on both the Plans and the issuer.  If an event of default, as defined, occurs and is not cured, and the Plans are unable to negotiate continuing coverage or obtain a replacement investment contract, the Plans may experience losses if the value of the Plans’ assets no longer covered by the contract is below contract value.  The combination of the default of an issuer and an inability to obtain replacement coverage could render the Plans unable to achieve their objective of maintaining a stable contract value.  The plan administrator does not believe the occurrence of any such event has occurred or is probable of occurring.

Each plan's interest in the net assets of the Master Trust are presented in the accompanying financial statements.

Note 4 - Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include:

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Inputs other than quoted prices that are for the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level of input that is significant to the fair value measurement in its entirety.
The following is a description of the valuation techniques and inputs used for assets measured at fair value:

•
Registered investment companies (mutual funds) - Valued at the net asset value (NAV) of shares held by the Plans at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.

•
Self-directed brokerage accounts (represents mutual funds and Exchange Traded Funds) - Valued at the NAV of shares held by the Plans at year end, as quoted in the active market, and are classified within Level 1 of the valuation hierarchy.

•	Eli Lilly and Company common stock - Valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

•
Interest in common/collective trusts - Represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investments in this category has been estimated using the NAV per unit as a practical expedient provided by the fund managers. Redemption restrictions range from 1 to 30 days, and there were no unfunded commitments in this investment category.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe their valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.
The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets carried at fair value as of December 31, 2018:

	Total	Level 1	Level 2	Level 3
Registered investment companies	$190,948,847	$190,948,847	$—	$—
Self-directed brokerage accounts	200,778,701	200,778,701	—	—
Eli Lilly and Company common stock	809,886,093	809,886,093	—	—
Total	1,201,613,641	$1,201,613,641	$—	$—
Interest in common/collective trusts, measured at NAV	4,409,101,892
Total Master Trust investments, at fair value	$5,610,715,533

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets carried at fair value as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
Registered investment companies	$205,424,771	$205,424,771	$—	$—
Self-directed brokerage accounts	245,948,752	245,948,752	—	—
Eli Lilly and Company common stock	688,803,902	688,803,902	—	—
Total	1,140,177,425	$1,140,177,425	$—	$—
Interest in common/collective trusts, measured at NAV	5,064,416,729
Total Master Trust investments, at fair value	$6,204,594,154

Note 5 - Income Tax Status
The 401(k) Plan has received a determination letter from the IRS dated June 13, 2017, confirming generally that the 401(k) Plan meets the qualification requirements under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the effective date of the determination letter, the 401(k) Plan was amended. Once qualified, the 401(k) Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the 401(k) Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the 401(k) Plan remains qualified and the related trust is tax exempt.
The Puerto Rico Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated November 30, 2018, confirming generally that the Puerto Rico Plan meets the qualification requirements of Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011 (the Puerto Rico Code).

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

Subsequent to the effective date of the determination letter, the Puerto Rico Plan was amended. Once qualified, the Puerto Rico Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes that the Puerto Rico Plan is being operated in compliance with applicable requirements of the Puerto Rico Code and, therefore, believes that the Puerto Rico Plan is qualified and the related trust is tax exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plans are no longer subject to income tax examinations for years prior to 2015.
Note 6 - Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 7 - Transactions with Related Parties
During 2018, the 401(k) Plan received approximately $16,177,000 in cash dividends from the Company on the common stock of the Company owned by the 401(k) Plan. During 2018, the Puerto Rico Plan received approximately $903,000 in cash dividends from the Company on the common stock of the Company owned by the Puerto Rico Plan.

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

Note 8 - Reconciliation of the Financial Statements to Form 5500
The following are reconciliations of net assets available for benefits as of December 31, 2018 and 2017, and the net increase in net assets available for benefits for the year ended December 31, 2018, with the corresponding amounts in the Form 5500.

	December 31, 2018
	401(k) Plan	Puerto Rico Plan

Net assets available for benefits at year end, as reported in the
accompanying financial statements	$6,395,372,807	$204,143,191
Distributions accrued on Form 5500 at year end	(1,551,601)	(66,853)
Net assets available for benefits per Form 5500	$6,393,821,206	$204,076,338

	December 31, 2017
	401(k) Plan	Puerto Rico Plan

Net assets available for benefits at year end, as reported in the
accompanying financial statements	$6,991,143,767	$202,743,942
Distributions accrued on Form 5500 at year end	(1,754,818)	(342,179)
Net assets available for benefits per Form 5500	$6,989,388,949	$202,401,763

	Year Ended December 31, 2018
	401(k) Plan	Puerto Rico Plan

Net (decrease) increase in net assets available for benefits, as reported in the accompanying financial statements	$(595,770,960)	$1,399,249
Distributions accrued on Form 5500 at December 31, 2018	(1,551,601)	(66,853)
Distributions accrued on Form 5500 at December 31, 2017	1,754,818	342,179
Net (decrease) increase in net assets available for benefits, as reported on the Form 5500	$(595,567,743)	$1,674,575

The Lilly Employee 401(k) Plan and
The Savings Plan for Lilly Affiliate Employees in Puerto Rico
Notes to Financial Statements, cont.
December 31, 2018 and 2017

Note 9 - Subsequent Events
In September 2018, Elanco Animal Health Incorporated (Elanco), a former subsidiary of the Company, completed an initial public offering of its common stock. On January 2, 2019, the 401(k) Plan transferred the account balances attributable to Elanco employees, of approximately $300 million, to The Elanco US Inc. 401(k) Plan (the Elanco Plan) which participates in the Master Trust. In February 2019, Elanco filed a registration statement to launch an exchange offer in which shareholders, including eligible participants of the Elanco Plan, the 401(k) Plan, and the Puerto Rico Plan, could exchange shares of the Company’s common stock for Elanco common stock. On March 11, 2019, the Company completed the disposition of its remaining ownership of Elanco common stock through the exchange offer. With respect to the 401(k) Plan and the Puerto Rico Plan, shares of Elanco common stock will be held for a limited duration (i.e., until on or about December 11, 2019), after which time investments in their respective Elanco Stock Fund will be liquidated and reinvested in the investment fund designated by each plan as its qualified default investment alternative. With respect to the Elanco Plan, shares of both Lilly common stock and Elanco common stock will be held for a limited duration (i.e., until on or about December 11, 2019), after which time investments in both the Elanco Plan's Lilly Stock Fund and Elanco Stock Fund will be liquidated and reinvested in the investment fund designated as the Elanco Plan’s qualified default investment alternative.

Note 10 - Hurricane Maria Hardship Withdrawals
In 2018, the Puerto Rico Plan was amended to allow those participants affected by Hurricane Maria from September 20, 2017 through November 30, 2018, to apply for a hardship withdrawal. The hardship withdrawals were subject to applicable Puerto Rico Treasury requirements for “eligible distributions” and related guidance. Participants requesting a hardship withdrawal under this relief received hardship withdrawals in 2018 in the amount of $8.7 million under the Puerto Rico Plan.

Supplemental Schedules

The Lilly Employee 401(k) Plan

EIN 35-0470950 Plan No. 002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2018

Description of
Investment, including
Maturity Date, Rate of
Identity of Issuer, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Notes receivable from participants*	Interest rates ranging
	from 3.25% to 10.00%	$29,082,621

*Parties in interest

The Savings Plan for Lilly Affiliate Employees in Puerto Rico

EIN 98-0167031 Plan No. 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2018

Description of
Investment, including
Maturity Date, Rate of
Identity of Issuer, Borrower,	Interest, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Notes receivable from participants*	Interest rates ranging
	from 4.25% to 9.50%	$2,629,233

*Parties in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lilly Employee 401(k) Plan

Date: June 24, 2019    By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee

The Savings Plan for Lilly Affiliate Employees
in Puerto Rico

Date: June 24, 2019    By: /s/ Stacey M. Roberson
Stacey M. Roberson
Employee Benefits Committee

Exhibit Index

Exhibit
Number        Description

23            Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-172422) pertaining to The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico of Eli Lilly and Company of our report dated June 24, 2019, with respect to the financial statements and schedules of The Lilly Employee 401(k) Plan and The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the Plans) included in this Annual Report (Form 11-K) for the year ended December 31, 2018.

/s/ Ernst & Young LLP
Indianapolis, Indiana
June 24, 2019